Exhibit 99.1

January 4, 2018

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that as of today, Grupo Financiero Galicia S.A. (the “Company”), has received a payment of Ps. 16,483,552 from Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U. in exchange for a minority stake held by the Company in Compañía Financiera Argentina S.A. The Company has received a total of Ps. 20,604,440 to date for the sale of its stake in Compañía Financiera Argentina S.A.

The aforementioned amounts do not include certain price adjustments that may be made once determined upon the closing of the financial statements for fiscal year 2017, such final amounts to be disclosed as appropriate once determined.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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